

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2011

<u>Via Facsimile</u>
Mr. Brian T. Gladden
Senior Vice President and Chief Financial Officer
Dell Inc.
One Dell Way
Round Rock, TX 78682

      Re: **Dell Inc.**
             Form 10-K for the Fiscal Year Ended January 28, 2011
             Filed March 15, 2011
             File No. 000-17017

Dear Mr. Gladden:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                      /s/ Patrick Gilmore

                                      Patrick Gilmore
                                      Accounting Branch Chief